================================================================================


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                   FORM 11-K



[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
     1934

     For the fiscal year ended December 31, 1996


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


Commission file number          333-04963
                       ---------------------------


                   CASE CORPORATION RETIREMENT SAVINGS PLAN

                           (Full Title of the Plan)


                               CASE CORPORATION
            (Exact name of registrant as specified in its charter)

              Delaware                                 76-0433811
(State of Incorporation)                 (I.R.S. Employer Identification Number)

                               700 State Street
                            Racine, Wisconsin 53404
                                 414-636-6011
   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


================================================================================

Item 1.   Financial Statements and Exhibits

          Listed below are the financial statements and exhibits filed as a part of this annual report:

          (a)  Financial Statements-

                 (i)  Report of Independent Public Accountants

                (ii) Statements of Net Assets Available for Plan Benefits: As of December 31, 1996 and 1995

               (iii)  Statement of Changes in Net Assets Available for Plan
                      Benefits:
                      For the Year Ended December 31, 1996

                (iv)  Notes to Financial Statements

                 (v)  Supplemental Schedule:
                      Assets Held for Investment Purposes

          (b)  Exhibit-

               (i)  Exhibit 1 - Consent of Independent Public Accountants

                                  SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.



                                        CASE CORPORATION
                                        RETIREMENT SAVINGS PLAN




                                        By
                                           ------------------------------------
                                                      Marc J. Castor
                                             Vice President, Human Resources



Date: June 27, 1997

                   CASE CORPORATION RETIREMENT SAVINGS PLAN
                   ----------------------------------------

             FINANCIAL STATEMENTS AS OF DECEMBER 31, 1996 AND 1995
             -----------------------------------------------------

            TOGETHER WITH REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
            ------------------------------------------------------

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Administrator of the
  Case Corporation Retirement Savings Plan



We have audited the accompanying statements of net assets available for plan benefits of THE CASE CORPORATION RETIREMENT SAVINGS PLAN as of December 31, 1996 and 1995 and the related statement of changes in net assets available for plan benefits, with fund information, for the year ended December 31, 1996. These financial statements and the supplemental schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and supplemental schedule based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1996 and 1995 and the changes in its net assets available for plan benefits, with fund information, for the year ended December 31, 1996 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the Plan's basic financial statements taken as a whole. The supplemental schedule, as listed in the accompanying table of contents, is presented for purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedule and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements, and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                          ARTHUR ANDERSEN LLP

Milwaukee, Wisconsin,
June 20, 1997.

                   CASE CORPORATION RETIREMENT SAVINGS PLAN
                   ----------------------------------------

                             FINANCIAL STATEMENTS
                             --------------------

                          DECEMBER 31, 1996 AND 1995
                          --------------------------

                               TABLE OF CONTENTS
                               -----------------



REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


FINANCIAL STATEMENTS

  Statements of Net Assets Available for Plan Benefits - December 31, 1996 and
    1995

  Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 1996


NOTES TO FINANCIAL STATEMENTS


SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                   CASE CORPORATION RETIREMENT SAVINGS PLAN
                   ----------------------------------------

              STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
              ---------------------------------------------------

                            AS OF DECEMBER 31, 1996
                            -----------------------

                                                                             Participant Directed
                                           -----------------------------------------------------------------------------------------
                                               Northern Trust              BZW                                        BZW
                                                 Collective              Barclays              Capital              Barclays
                                                 Short-Term             U.S. Debt           Guardian U.S.         Equity Index
                                               Investment Fund          Index Fund          Balanced Fund             Fund
                                               ---------------         ------------         -------------       --------------
         ASSETS
         ------

Investment in Case Corporation
  Retirement Savings Plan Trust
  at Fair Market Value
  (cost of $318,538,742)                     $     106,060,966         $  6,292,887         $    24,621,961     $   32,385,954
Loans to Participants                                        -                    -                       -                  -
Employer's Contribution Receivable                   8,566,278              130,977                 461,727            681,763
Investment Income Receivable                           221,833                    -                       -                  -
                                             -----------------         ------------         ---------------     --------------

                 Total Assets                      114,849,077            6,423,864              25,083,688         33,067,717

          LIABILITIES
          -----------

Accounts Payable                                        24,066                1,667                   5,919              7,717
                                             -----------------         ------------         ---------------     --------------

NET ASSETS AVAILABLE FOR
  PLAN BENEFITS                              $     114,825,011         $  6,422,197         $    25,077,769     $   33,060,000
                                             =================         ============         ===============     ==============




        The accompanying notes are an integral part of this statement.

                   CASE CORPORATION RETIREMENT SAVINGS PLAN
                   ----------------------------------------

              STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
              ---------------------------------------------------

                            AS OF DECEMBER 31, 1996
                            -----------------------

                                  (Continued)



                                                                      Participant Directed
                                              -----------------------------------------------------------------
                                              Neuberger &                     Capital Guardian     Metropolitan
                                                Berman        Putnam OTC         U.S. Small         Life Group
                                               Manhattan       Emerging        Capitalization        Annuity
                                                 Trust        Growth Fund           Fund            Contracts
                                              -----------     -----------     ----------------     ------------
            ASSETS
            ------

Investment in Case Corporation
    Retirement Savings Plan Trust
    at Fair Market Value
    (cost of $318,538,742)                    $11,641,411     $64,109,586          $12,635,431      $14,335,927
Loans to Participants                                   -               -                    -                -
Employer's Contribution Receivable                279,423       1,338,316              295,216           72,518
Investment Income Receivable                      844,156               -                    -                -
                                              -----------     -----------          -----------      -----------

      Total Assets                             12,764,990      65,447,902           12,930,647       14,408,445

            LIABILITIES
            -----------

Accounts Payable                                      500           1,572                2,999              536
                                              -----------     -----------          -----------      -----------

NET ASSETS AVAILABLE FOR
    PLAN BENEFITS                             $12,764,490     $65,446,330          $12,927,648      $14,407,909
                                              ===========     ===========          ===========      ===========




         The accompanying notes are an integral part of this statement.

                   CASE CORPORATION RETIREMENT SAVINGS PLAN
                   ----------------------------------------

              STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
              ---------------------------------------------------

                            AS OF DECEMBER 31, 1996
                            -----------------------

                                  (Continued)



                                                 Participant Directed                Non-Participant Directed
                                             -----------------------------          ---------------------------

                                              Templeton                                             Participant
                                               Foreign          Case Stock            Tenneco         Loans &
                                                Fund               Fund              Stock Fund        Other
                                              ---------         ----------           ----------     -----------

           ASSETS
           ------

Investment in Case Corporation
  Retirement Savings Plan Trust at
  Fair Market Value
  (cost of $318,538,742)                     $6,704,233         $42,109,761         $36,414,222      $  332,745
Loans to Participants                                 -                   -                   -       6,072,453
Employer's Contribution Receivable              167,769              63,043                   -               -
Investment Income Receivable                          -              39,717               5,938           2,684
                                             ----------         -----------         -----------      ----------

      Total Assets                            6,872,002          42,212,521          36,420,160       6,407,882

           LIABILITIES
           -----------

Accounts Payable                                  1,650              10,669               6,031         324,008
                                             ----------         -----------         -----------      ----------

NET ASSETS AVAILABLE FOR
  PLAN BENEFITS                              $6,870,352         $42,201,852         $36,414,129      $6,083,874
                                             ==========         ===========         ===========      ==========



        The accompanying notes are an integral part of this statement.

                   CASE CORPORATION RETIREMENT SAVINGS PLAN
                   ----------------------------------------

              STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
              ---------------------------------------------------

                            AS OF DECEMBER 31, 1996
                            -----------------------

                                  (Continued)







                                                          Total
                                                       ------------

         ASSETS
         ------

Investment in Case Corporation
  Retirement Savings Plan Trust at
  Fair Market Value
  (cost of $318,538,742)                               $357,645,084
Loans to Participants                                     6,072,453
Employer's Contribution Receivable                       12,057,030
Investment Income Receivable                              1,114,328
                                                       ------------
      Total Assets                                      376,888,895

         LIABILITIES
         -----------

Accounts Payable                                            387,334
                                                       ------------
NET ASSETS AVAILABLE FOR
  PLAN BENEFITS                                        $376,501,561
                                                       ============


        The accompanying notes are an integral part of this statement.

                    CASE CORPORATION RETIREMENT SAVINGS PLAN
                    ----------------------------------------

              STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
              ---------------------------------------------------

                            AS OF DECEMBER 31, 1995
                            -----------------------




                                                                      Participant Directed
                                               -----------------------------------------------------------------
                                               Northern Trust         BZW                               BZW
                                                 Collective         Barclays         Capital          Barclays
                                                 Short-Term        U.S. Debt      Guardian U.S.     Equity Index
                                               Investment Fund     Index Fund     Balanced Fund         Fund
                                               ---------------   ------------   ---------------   --------------
               ASSETS
               ------
Investment in Case Corporation
  Retirement Savings Plan Trust
  at Fair Market Value
  (cost of $274,826,463)                     $     100,578,082   $  6,142,259   $    16,727,600   $   15,531,190
Loans to Participants                                        -              -                 -                -
Employer's Contribution Receivable                   2,497,916        180,480           479,428          555,880
Investment Income Receivable                           439,479              -                 -                -
                                             -----------------   ------------   ---------------   --------------

          Total Assets                             103,515,477      6,322,739        17,207,028       16,087,070

     LIABILITIES
     -----------

Accounts Payable                                        10,186            806               543            1,682
                                             -----------------   ------------   ---------------   --------------

NET ASSETS AVAILABLE FOR
     PLAN BENEFITS                           $     103,505,291   $  6,321,933   $    17,206,485   $   16,085,388
                                             =================   ============   ===============   ==============



        The accompanying notes are an integral part of this statement.

                    CASE CORPORATION RETIREMENT SAVINGS PLAN
                    ----------------------------------------

              STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
              ---------------------------------------------------

                            AS OF DECEMBER 31, 1995
                            -----------------------

                                  (Continued)




                                                                  Participant Directed
                                           -----------------------------------------------------------------
                                           Neuberger &                      Capital Guardian    Metropolitan
                                              Berman         Putnam OTC         U.S. Small       Life Group
                                            Manhattan         Emerging       Capitalization        Annuity
                                              Trust         Growth Fund           Fund            Contracts
                                           -----------      -----------      ---------------    ------------
           ASSETS
           ------
Investment in Case Corporation
  Retirement Savings Plan Trust
  at Fair Market Value
  (cost of $274,826,463)                    $ 9,938,121      $42,412,359       $5,783,290       $14,111,622
Loans to Participants                                 -                -                -                 -
Employer's Contribution Receivable              342,717        1,553,353          207,087            79,736
Investment Income Receivable                    344,744        4,771,293                -                 -
                                            -----------      -----------       ----------        ----------
  Total Assets                               10,625,582       48,737,005        5,990,377        14,191,358

    LIABILITIES
    -----------
Accounts Payable                                    426            1,126              334                 -
                                            -----------      -----------       ----------       -----------

NET ASSETS AVAILABLE FOR
  PLAN BENEFITS                             $10,625,156      $48,735,879       $5,990,043       $14,191,358
                                            ===========      ===========       ==========       ===========


         The accompanying notes are an integral part of this statement.

                    CASE CORPORATION RETIREMENT SAVINGS PLAN
                    ----------------------------------------

              STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
              ---------------------------------------------------

                            AS OF DECEMBER 31, 1995
                            -----------------------

                                  (Continued)



                                              Participant          Non-Participant
                                               Directed            Directed
                                              -----------      -------------------------------------------------
                                                                                 Participant
                                              Case Stock        Tenneco            Loans &
                                                 Fund          Stock Fund           Other               Total
                                              ----------       ----------        -----------         -----------
          ASSETS
          ------
Investment in Case Corporation
  Retirement Savings Plan Trust
  at Fair Market Value
  (cost of $274,826,463)                     $26,062,748       $71,542,698        $  151,023        $308,980,992
Loans to Participants                                  -                 -         6,065,804           6,065,804
Employer's Contribution Receivable                54,267                 -                 -           5,950,864
Investment Income Receivable                      29,885             3,083             1,396           5,589,880
                                             -----------       -----------        ----------        ------------

  Total Assets                                26,146,900        71,545,781         6,218,223         326,587,540

    LIABILITIES
    -----------

Accounts Payable                                   3,513             3,066           128,386             150,068
                                             -----------       -----------        ----------        ------------
NET ASSETS AVAILABLE FOR
  PLAN BENEFITS                              $26,143,387       $71,542,715        $6,089,837        $326,437,472
                                             ===========       ===========        ==========        ============

        The accompanying notes are an integral part of this statement.

                    CASE CORPORATION RETIREMENT SAVINGS PLAN
                    ----------------------------------------

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
         --------------------------------------------------------------

                      FOR THE YEAR ENDED DECEMBER 31, 1996
                      ------------------------------------


                                                                      Participant Directed
                                             -------------------------------------------------------------------
                                              Northern Trust          BZW                               BZW
                                                Collective         Barclays          Capital          Barclays
                                                Short-Term         U.S. Debt      Guardian U.S.     Equity Index
                                             Investment Fund      Index Fund      Balanced Fund         Fund
                                             ---------------      ----------      -------------     ------------
ADDITIONS TO NET ASSETS
ATTRIBUTED TO:

Net Investment Appreciation
   in the Case Corporation
   Retirement Savings Plan Trust              $  5,452,520         $  176,987        $ 2,949,876      $ 4,816,842

Interest Income                                          -                  -                  -                -

Contributions
   Employer's Contributions                      1,875,618            157,966            461,727          681,763
   Participants' Contributions                   4,265,474            447,057          1,433,598        1,770,305
                                              ------------          ---------        -----------      -----------
                                                 6,141,092            605,023          1,895,325        2,452,068
                                              ------------          ---------        -----------      -----------

     Total Additions                            11,593,612            782,010          4,845,201        7,268,910
                                              ------------          ---------        -----------      -----------

DEDUCTIONS FROM NET ASSETS
   ATTRIBUTED TO:

   Benefits Paid to Participants                11,014,963            406,800          1,117,731          747,849
   Administrative Expenses                         263,437             18,662             54,080           61,968
                                              ------------          ---------        -----------      -----------

     Total Deductions                           11,278,400            425,462          1,171,811          809,817
                                              ------------          ---------        -----------      -----------

     Net Increase (Decrease)                       315,212            356,548          3,673,390        6,459,093

TRANSFERS BETWEEN FUNDS                           (805,376)          (426,286)         3,614,989        9,508,814

TRANSFERS FROM OTHER PLANS                      11,809,884            170,002            582,905        1,006,705

NET ASSETS AVAILABLE FOR
  PLAN BENEFITS

Beginning of Year                              103,505,291          6,321,933         17,206,485       16,085,388
                                              ------------          ---------        -----------      -----------
End of Year                                   $114,825,011         $6,422,197        $25,077,769      $33,060,000
                                              ============          =========        ===========      ===========

         The accompanying notes are an integral part of this statement.

                   CASE CORPORATION RETIREMENT SAVINGS PLAN
                   ----------------------------------------

        STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
        --------------------------------------------------------------

                     FOR THE YEAR ENDED DECEMBER 31, 1996
                     ------------------------------------

                                  (Continued)

                                                                     Participant Directed
                                              ------------------------------------------------------------------
                                              Neuberger &                      Capital Guardian     Metropolitan
                                                Berman         Putnam OTC         U.S. Small         Life Group
                                               Manhattan        Emerging        Capitalization        Annuity
                                                 Trust         Growth Fund           Fund            Contracts
                                              -----------      -----------     ----------------     ------------
ADDITIONS TO NET ASSETS
  ATTRIBUTED TO:

Net Investment Appreciation
  in the Case Corporation
  Retirement Savings Plan Trust               $ 1,004,138      $ 2,319,751          $ 1,601,503      $   871,693

Interest Income                                         -                -                    -                -

Contributions
  Employer's Contributions                        279,423        1,338,316              295,216           72,518
  Participants' Contributions                   1,103,617        4,579,968              761,336        1,227,147
                                              -----------      -----------          -----------      -----------
                                                1,383,040        5,918,284            1,056,552        1,299,665
                                              -----------      -----------          -----------      -----------

      Total Additions                           2,387,178        8,238,035            2,658,055        2,171,358
                                              -----------      -----------          -----------      -----------

DEDUCTIONS FROM NET ASSETS
  ATTRIBUTED TO:

  Benefits Paid to Participants                   224,391        1,490,288              142,326          957,169
  Administrative Expenses                           5,828           17,769               24,359            5,878
                                              -----------      -----------          -----------      -----------

      Total Deductions                            230,219        1,508,057              166,685          963,047
                                              -----------      -----------          -----------      -----------

      Net Increase (Decrease)                   2,156,959        6,729,978            2,491,370        1,208,311

TRANSFERS BETWEEN FUNDS                          (401,250)       7,634,475            4,022,624         (991,890)

TRANSFERS FROM OTHER PLANS                        383,625        2,345,998              423,611              130

NET ASSETS AVAILABLE FOR
  PLAN BENEFITS

Beginning of Year                              10,625,156       48,735,879            5,990,043       14,191,358
                                              -----------      -----------          -----------      -----------

End of Year                                   $12,764,490      $65,446,330          $12,927,648      $14,407,909
                                              ===========      ===========          ===========      ===========

        The accompanying notes are an integral part of this statement.

                   CASE CORPORATION RETIREMENT SAVINGS PLAN
                   ----------------------------------------

        STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
        --------------------------------------------------------------

                     FOR THE YEAR ENDED DECEMBER 31, 1996
                     ------------------------------------

                                  (Continued)

                                                  Participant Directed                        Non-Participant Directed
                                             -----------------------------------          --------------------------------

                                               Templeton                                                       Participant
                                                Foreign            Case Stock               Tenneco Stock        Loans &
                                                 Fund                 Fund                       Fund             Other
                                             -----------         ---------------          ---------------    -------------

ADDITIONS TO NET ASSETS
  ATTRIBUTED TO:

Net Investment Appreciation
  in the Case Corporation
  Retirement Savings Plan Trust              $   516,884         $   6,312,255            $     4,434,304    $      28,080

Interest Income                                        -                     -                          -          573,852

Contributions
  Employer's Contributions                       167,769            11,681,970                          -                -
  Participants' Contributions                    293,229               251,877                          -          (49,572)
                                             -----------          ------------            ---------------    -------------
                                                 460,998            11,933,847                          -          (49,572)
                                             -----------          ------------            ---------------    -------------

          Total Additions                        977,882            18,246,102                  4,434,304          552,360
                                             -----------          ------------            ---------------    -------------

DEDUCTIONS FROM NET ASSETS
  ATTRIBUTED TO:

  Benefits Paid to Participants                   59,357               763,003                 13,428,472          125,032
  Administrative Expenses                         10,656               104,652                     96,557                -
                                             -----------          ------------            ---------------    -------------

          Total Deductions                        70,013               867,655                 13,525,029          125,032
                                             -----------          ------------            ---------------    -------------

          Net Increase (Decrease)                907,869            17,378,447                 (9,090,725)         427,328

TRANSFERS BETWEEN FUNDS                        5,635,297            (1,320,245)               (26,037,861)        (433,291)

TRANSFERS FROM OTHER PLANS                       327,186                   263                          -                -

NET ASSETS AVAILABLE FOR
  PLAN BENEFITS

Beginning of Year                                      -            26,143,387                 71,542,715        6,089,837
                                             -----------          ------------            ---------------    -------------

End of Year                                  $ 6,870,352         $  42,201,852            $    36,414,129    $   6,083,874
                                             ===========          ============            ===============    =============


         The accompanying notes are an integral part of this statement.

                   CASE CORPORATION RETIREMENT SAVINGS PLAN
                   ----------------------------------------

        STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
        --------------------------------------------------------------

                     FOR THE YEAR ENDED DECEMBER 31, 1996
                     ------------------------------------

                                  (Continued)




                                                       Total
                                               --------------------
ADDITIONS TO NET ASSETS
  ATTRIBUTED TO:

Net Investment Appreciation
  in the Case Corporation
  Retirement Savings Plan Trust                $       30,484,833

Interest Income                                           573,852

Contributions
  Employer's Contributions                             17,012,286
  Participants' Contributions                          16,084,036
                                               --------------------
                                                       33,096,322
                                               --------------------

          Total Additions                              64,155,007
                                               --------------------

DEDUCTIONS FROM NET ASSETS
  ATTRIBUTED TO:

  Benefits Paid to Participants                        30,477,381
  Administrative Expenses                                 663,846
                                               --------------------

          Total Deductions                             31,141,227
                                               --------------------

          Net Increase (Decrease)                      33,013,780

TRANSFERS BETWEEN FUNDS                                         -

TRANSFERS FROM OTHER PLANS                             17,050,309

NET ASSETS AVAILABLE FOR
     PLAN BENEFITS

Beginning of Year                                     326,437,472
                                               --------------------

End of Year                                    $      376,501,561
                                               ====================



         The accompanying notes are an integral part of this statement.

                   CASE CORPORATION RETIREMENT SAVINGS PLAN
                   ----------------------------------------

                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------

                          DECEMBER 31, 1996 AND 1995
                          --------------------------


1.   Description of the Plan-

     The following description of the Case Corporation (the "Company") Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

     a.  General

         The Plan is a defined contribution plan covering all employees of the Company who have completed one year of qualified service and are neither leased employees nor represented by a collective bargaining unit (unless the collective bargaining agreement stipulates participation). The Plan was established on July 1, 1994, and complies with Sections 401(a), 401(k) and 401(m) of the Internal Revenue Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

   b.    Contributions

         The following is a brief description of the contributions applicable to various segments of participants:

                             Participant                      Company
                             -----------                      -------

Salaried (excluding sales    Ranges from 0% to                100% match of
representatives at           a maximum of 8%                  participant contributions
Company-owned stores)        of eligible compensation

Salaried (all)                                                Discretionary profit sharing ranging
                                                              from 0 to 8% of eligible compensation

Wichita Plant                Ranges from 0% to                100% match of participant
                             a maximum of 8%                  contributions to a maximum
                             of eligible compensation         of 7% of eligible compensation

Steiger Plant                Ranges from 0% to                None
                             a maximum of 20% of
                             eligible compensation

United Auto                  Ranges from 0% to a              Negotiated cents per
Workers                      maximum of 20% of                hour factor times
(UAW)                        eligible compensation            annual hours worked


          The Company's matching contribution is made in the form of Case Corporation stock. Under the Plan, the Company's discretionary profit sharing contribution is allocated to the same investment options as the participant directed contributions. For 1996, the Company profit sharing contribution was $4,990,265, or 3.0% of participant's base salary. For 1995, the profit sharing contribution was $5,579,364, or 3.5% of participant's base salary. The benefits applicable to UAW participants were added with the merger of the Case Corporation Guaranteed Sharing Benefits and Tax Deferred Savings Plan during 1995. The applicable cents per hour factor relevant to UAW participants was $.36 for the plan year beginning January 1, 1996. Tax deferred savings contributions are limited to $9,500 in 1996, subject to any adjustment made in accordance with Section 402 of the Internal Revenue Code.

          In conjunction with the merger of the Case Corporation Retirement Savings Plan: Money Purchase Pension Plan (Note 3), the Company will make a fixed contribution equal to 4% of salaried participant's eligible compensation beginning in 1997. The fixed contribution is made to the Northern Trust Collective Short-Term Investment Fund and may be redirected by the participant to any of the other investment options other than the Case Stock Fund.

     c.   Vesting

          Participants are immediately vested in their contributions plus actual earnings thereon. Participants employed by the Company as of June 30, 1994 are 100% vested in the Company's matching, discretionary and fixed contributions and the related earnings thereon. Salaried participants hired subsequent to that date and Wichita plant participants are fully vested in the Company's contributions after five or more years of service. A UAW participant's interest in his account is fully vested and non-forfeitable at all times.

     d.   Investment Options

          Participants may direct their tax deferred savings contributions and Company discretionary contributions in any one or more of the nine investment options below. Participants may direct the Company fixed contribution in any one or more of the investment options below except the Case Stock Fund:

          1.   Northern Trust Collective Short-Term Investment Fund

               This fund invests in a portfolio of high-grade money market instruments with short maturities, as well as a guaranteed investment contract with an insurance company.

          2.   BZW Barclays U.S. Debt Index Fund

               This fund is composed primarily of U.S. government and corporate bonds, and also includes asset-backed securities and high quality mortgage pass-throughs.

          3.   Capital Guardian U.S. Balanced Fund

               This fund invests in U.S. stocks and bonds.

          4.   BZW Barclays Equity Index Fund

               This fund invests in a broad range of U.S. common stocks.

          5.   Neuberger & Berman Manhattan Trust

               This fund is composed primarily of common stocks and securities convertible into or exchangeable for common stock. Preferred stocks and debt securities may also be held.


          6.   Putnam OTC Emerging Growth Fund

               This fund invests in common stocks of small- to medium-sized emerging-growth companies traded in the over-the-counter (OTC) market. The fund may invest up to 20% of its assets in international securities.


          7.   Capital Guardian U.S. Small Capitalization Fund

               This fund is invested primarily in equity securities of companies with capital between $50 and $750 million at time of purchase.

          8.   Templeton Foreign Fund

               This fund is invested primarily in stocks and debt obligations of companies and governments outside the United States. Effective February 1, 1996, participants were able to elect this fund as an investment option.


          9.   Case Stock Fund

               This fund consists almost solely of Case Corporation common stock. Effective November 1, 1995, participants were able to elect this fund as an investment option.

          All Company matching contributions are invested in the Case Stock Fund. Two additional investment funds exist, however, not all participants may direct their contributions into these options. No new contributions may be directed to the Tenneco Stock Fund, which consists of Tenneco Inc. common stock and short-term investments which were transferred to this Plan from a predecessor plan in 1994. Effective July 1, 1997 the Tenneco Stock Fund will be eliminated as an investment option. Any participant account balances which have not been transferred from the Tenneco Stock Fund prior to July 1, 1997 will be transferred to the Case Stock Fund. The Metropolitan Life Insurance Group Annuity Contracts Fund, which consists of a guaranteed investment contract, is available only to employees represented by a collective bargaining unit. Such employees were previously covered by the Case Corporation Guaranteed Sharing Benefits and Tax Deferred Savings Plan or the Steiger Tractor, Inc. Bargaining Unit Employees' Savings Plan, as applicable, prior to asset transfers related to mergers described in Note 2.

     e.   Loans to Participants

          Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan terms range from one to five years, or up to 15 years for the purchase of a primary residence. The loans are secured by the balance of the participant's account and bear interest at market rates as determined by the Plan administrator.

     f.  Payment of Benefits

         On termination of service, a participant may receive the value of the vested interest in his or her account under a variety of payment options. Participants may elect to have the portion of their accounts invested in the Case Stock Fund or the Tenneco Stock Fund distributed in either stock or cash.

     g.  Forfeitures

         Forfeited nonvested accounts will be used to reduce future Company contributions. At December 31, 1996 and 1995, forfeited nonvested accounts totaled $17,768 and $0, respectively.


2.   Plan Name Change-

     Effective December 31, 1996, the Plan's name was changed from the Case Corporation Retirement Savings Plan: Profit Sharing Plan to the Case Corporation Retirement Savings Plan.


3.   Transfer of Assets-

     Effective December 31, 1996, the Case Corporation Retirement Savings Plan:
     Money Purchase Pension Plan was merged into the Plan. Asset transfers related to this merger totaled $17,049,845.

     Effective July 1, 1995, the Case Corporation Guaranteed Sharing Benefits and Tax Deferred Savings Plan was merged into the Plan. Asset transfers related to this merger during 1996 and 1995 totaled $464 and $21,929,077, respectively.

     Effective October 1, 1995, the Steiger Tractor, Inc. Bargaining Unit Employees' Savings Plan was merged into the Plan. Asset transfers related to this merger totaled $392,786.

     Asset transfers into the Plan during 1995 from the Tenneco Inc. Thrift Plan totaled $548,244.

     Rollover contributions and participant after-tax contributions or transfers into the Plan are not permitted.


4.   Summary of Significant Accounting Policies-

     Financial Statements

     The Plan's financial statements have been prepared on the accrual basis of accounting.

     Accounting Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan's administrator to make estimates and assumptions that affect the accompanying financial statements. Actual results could differ from these estimates.


5.   Trustee-

     The trustee of the Plan is The Northern Trust Company (the "Trustee"). Hewitt Associates maintains records of individual account balances for each participant.

6.   Investments-

     Effective January 1, 1995, the Plan became a participant in the Case Corporation Retirement Savings Plan Trust (the "Trust").

     Investments are stated at fair market value as determined by the Trustee by reference to published market data, except for the guaranteed investment contracts which are benefit responsive as defined by SOP 94-4 ("Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans") and are stated at contract value as determined by the Trustee. Under the terms of the investment contracts, the crediting interest rate is determined semi-annually based on the insurance company's applicable rate schedule. The crediting interest rates ranged from 6.55% to 6.60% as of December 31, 1996 and from 5.80% to 6.30% as of December 31, 1995. The fair value of the investment contracts as of December 31, 1996 and 1995 was $17,744,538 and $17,841,280, respectively.
     There are no limitations on guarantees of the contracts.

     The Trustee of the Plan holds the Plan's investments and executes transactions therein.

     The Plan's investments are valued daily, and units which reflect the daily valuations are assigned to participants. At the Plan's inception, all investment options were assigned a unit value of $10.00, with the exception of the Northern Trust Collective Short-Term Investment Fund and the Metropolitan Life Insurance Group Annuity Contracts, which were assigned a unit value of $1.00. The number of units outstanding and the net asset value per unit as of December 31, 1996 is as follows:

                                                                  Net Asset
               Fund                           No. of Units        Value per Unit
               ----                           ------------        --------------
        Capital Guardian
          U.S. Balanced Fund                  1,704,281.73            14.45

        Capital Guardian U.S. Small
          Capitalization Tax-Exempt Trust       872,429.48            14.48

        Case Corporation
          Common Stock                        1,610,844.87            26.17

        Metropolitan Life Insurance
          Group Annuity Contracts            12,868,228.35             1.11

        Neuberger & Berman
          Manhattan Trust Fund                  906,165.44            13.78

        Northern Trust Collective
          Short-Term Investment Fund         93,430,253.09             1.14

        Putnam OTC Emerging
          Growth Fund                         3,450,556.08            18.58



        Tenneco Inc.
          Common Stock Fund                   3,332,131.14            10.93

        BZW Barclays Daily U.S.
          Debt Index Fund                       520,344.23            12.09

        BZW Barclays Daily U.S.
          Equity Index Fund                   1,909,130.20            16.96

        Templeton Foreign Fund                  589,843.58            11.37


     Net realized/unrealized gains/(losses) on the Plan's investments during 1996 are included in "Net Investment Appreciation in the Case Corporation Retirement Savings Plan Trust".

     The assets of the Plan are commingled and are not segregated in the accounts of the Trust. The market value of the assets held in the Trust as of December 31, 1996 as certified by the Trustee are:


            Short-Term Investments                       $105,345,002
            Mortgages, Notes and Contracts                 17,760,244
            Common Stock                                  234,539,838
                                                         ------------
              Total Assets                               $357,645,084
                                                         ============


   At December 31, 1996, the Plan held a 100.0% interest in the Trust.

   Trust income allocated to the participating plans for the year ended December 31, 1996 is allocated to the investment types as follows:


            Short-Term Investments                        $ 6,031,402
            Mortgages, Notes and Contracts                  1,076,949
            Common Stock                                   24,504,541
                                                          -----------
              Total Income                                $31,612,892
                                                          ===========

7.   Income Tax Status-

     The plan has obtained a determination letter from the Internal Revenue Service dated August 19, 1996, approving the Plan as qualified for tax-exempt status. It is management's opinion that no event has occurred that would disqualify the Plan's tax-exempt status.


8.   Related Party Transactions-

     Administrative fees are borne by the Plan.

     The Plan periodically invests in common funds managed by the Trustee.

     The above transactions are not considered prohibited transactions by statutory exemptions under the ERISA regulations.


9.   Plan Termination-

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

                                                                      SCHEDULE 1



                   CASE CORPORATION RETIREMENT SAVINGS PLAN
                   ----------------------------------------

                               DECEMBER 31, 1996
                               -----------------



               Item 27(a) - Assets Held for Investment Purposes
               ------------------------------------------------


 Identity of Issue             Description           Cost      Current Value
 ----------------------  -----------------------  -----------  -------------
*Case Corporation        Case Corporation         $6,072,453     $6,072,453
 Retirement Savings      Participant Loans
 Plan:  Profit Sharing   (Interest rates ranging
 Plan                    from 10.5% to 11%)


                        *Represents a party in interest.



         The accompanying notes are an integral part of this schedule.